Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2022 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2022. This announcement, containing the full text of the 2022 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) in relation to information to accompany preliminary announcement of interim results.

Both the Chinese and English versions of this results announcement are available on the website of the Company (www.gsrc.com) and the HKEXnews website of the Hong Kong Stock Exchange (www.hkexnews.hk). The Company’s 2022 Interim Report will be dispatched to holders of H shares and published on the website of the Company and the HKEXnews website of the Hong Kong Stock Exchange in due course.

By Order of the Board
Wu Yong
Chairman

Shenzhen, the PRC

30 August 2022

As at the date of this announcement, the Board consists of：

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong

Important Notice

1.

The board of directors (the “Board”), the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this interim report are true, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this interim report, and severally and jointly accept the related legal responsibility.

2.	All Directors of the Company attended the meeting of the Board to consider this interim report.

3.	The financial report contained in this interim report has been prepared in accordance with the International Financial Reporting Standards and has not been audited.

4.

Wu Yong, Chairman of the Board of the Company, Hu Lingling, General Manager, Luo Xinpeng, Chief Accountant, and Liu Qiyi, Chief of Finance Department hereby warrant that the financial report contained in this interim report is true, accurate and complete.

5.	The Board of the Company decided not to distribute any profit or transfer any common reserve to increase share capital during the reporting period.

6.	Declaration of risks with respect to forward-looking statements

Forward-looking statements including future plans and development strategies contained in this interim report do not constitute any actual commitments to the investors of the Company, and investors and personnel concerned shall stay adequately mindful of risks, and understand the difference between plans, projections and commitments.

7.	Is there any non-regular appropriation of fund by the controlling shareholders and their related parties

No

8.	Is there any violation of the decision-making procedures with respect to the provision of external guarantee

No

9.	Whether more than half of the directors cannot guarantee the authenticity, accuracy and completeness of the interim report disclosed by the Company

No

10.	Notice of Material Risks

This interim report contains details of future potential risks. Please refer to the section headed “Potential risks” in the chapter “Report of the Directors (Including Management Discussion and Analysis)” for details.

001

TABLE OF CONTENTS

Chapter 1	Definitions	003

Chapter 2	Company Profile and Major Financial Indicators	004

Chapter 3	Report of the Directors (Including Management Discussion and Analysis)	007

Chapter 4	Corporate Governance	021

Chapter 5	Environmental and Social Responsibilities	027

Chapter 6	Matters of Importance	030

Chapter 7	Changes in Shares and Particulars of Shareholders	037

Chapter 8	Information Regarding Preference Shares	043

Chapter 9	Information Regarding Bonds	044

Chapter 10	Financial Statements	045

Documents Available for Inspection

(1)   Financial statements bearing the signatures and seals of the Chairman of the Board, General Manager, Chief Accountant and Chief of Finance Department of the Company;

(2)   The originals of all company documents and announcements publicly disclosed during the reporting period;

(3)   The interim report disclosed on the Shanghai Stock Exchange.

Place for inspection: Board Secretariat of the Company

002

Chapter 1

Definitions

In this report, unless the context otherwise requires, the expressions stated below have the following meanings:

Company	Guangshen Railway Company Limited

reporting period, current period	6 months from January 1 to June 30, 2022

same period last year	6 months from January 1 to June 30, 2021

A Share(s)	Renminbi-denominated ordinary share(s) of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi

H Share(s)	Overseas listed foreign share(s) of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars

ADS	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H Shares issued by depository bank (Trustee) in the United States under the authorization of the Company

PRC	The People’s Republic of China

CSRC	The China Securities Regulatory Commission

SSE	The Shanghai Stock Exchange

SEHK	The Stock Exchange of Hong Kong Limited

SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

Listing Rules	The Rules Governing the Listing of Securities on SEHK and/or the Rules Governing the Listing of Stocks on SSE (as the case may be)

Articles	The articles of association of Guangshen Railway Company Limited

CSRG	China State Railway Group Co Ltd

GRGC, largest shareholder	China Railway Guangzhou Group Co., Ltd.

GZIR	Guangdong Guangzhu Intercity Rail Transportation Company Limited

WGPR	Wuhan-Guangzhu Passenger Railway Line Co., Ltd.

GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited

GZR	Guangzhou-Zhuhai Railway Company Limited

XSR	Xiamen-Shenzhen Railway Company Limited

GDR	Guangdong Railway Company Limited

GGR	Guiyang-Guangzhou Railway Company Limited

NGR	Nanning-Guangzhou Railway Company Limited

PRDIR	Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited

MZR	MaoZhan Railway Company Limited

SMR	Guangdong Shenmao Railway Company Limited

MSR	Guangdong Meizhou-Shantou Passenger Railway Line Company Limited

GSR	Ganzhou-Shenzhen Railway (Guangdong) Company Limited

003

Chapter 2

Company Profile and Major Financial Indicators

I.	COMPANY INFORMATION

Chinese name of the Company	廣深鐵路股份有限公司
Chinese name abbreviation of the Company	廣深鐵路
English name of the Company	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong
Place of incorporation of the Company	A joint stock limited company incorporated in the PRC

II.	CONTACT PERSON AND CONTACT INFORMATION

	Secretary to the Board	Representative of Securities Affairs
Name	Tang Xiangdong	Deng Yanxia
Contact Address	No. 1052 Heping Road, Luohu District,	No. 1052 Heping Road, Luohu District,
	Shenzhen, Guangdong Province	Shenzhen, Guangdong Province
Tel.	(86) 755–25588150	(86) 755–25588150
Fax.	(86) 755–25591480	(86) 755–25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III.	CHANGES IN BASIC INFORMATION

Company’ s Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

Historical Changes in the Company’ s Registered Address	Nil

Company’ s Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Company’ s Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com
Query Index of Changes during the Reporting Period	Nil

IV.	CHANGES IN INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers specified by the Company for information disclosure	China Securities Journal: https://www.cs.com.cn Securities Times: http://www.stcn.com Shanghai Securities News: https://www.cnstock.com Securities Daily: http://www.zqrb.cn

Websites to publish the interim report	SSE: http://www.sse.com.cn SEHK: http://www.hkexnews.hk U.S. Securities and Exchange Commission: http://www.sec.gov

Reserve address of the Company’s interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

Query Index of Changes during the Reporting Period	Nil

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

V.	SHARES INFORMATION OF THE COMPANY

Type of Shares	Stock Exchange of listed shares	Stock Short Name	Stock Code
A Share	SSE	廣深鐵路	601333
H Share	SEHK	GUANGSHEN RAIL	00525
ADS (Note)	—	—	GSHHY

Note:	From 22 October 2021, the ADSs of the Company were no longer traded on the over-the-counter (OTC) market in the U.S.

VI.	OTHER RELEVANT INFORMATION

Accounting firm engaged by the Company (domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping

Accounting firm engaged by the Company (overseas)	Name	PricewaterhouseCoopers
Legal advisor as to PRC law	Office Address	22nd Floor, Prince’s Building, Central, Hong Kong
	Name	Jia Yuan Law Offices
	Office Address	Room 2511, Rongchao Economic and Trade Center, No. 4028, Jintian Road, Futian District, Shenzhen
Legal advisor as to Hong Kong law	Name	Jingtian & Gongcheng LLP
	Office Address	32/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong
Legal advisor as to United States law	Name	DLA Piper
	Office Address	17/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong
Registrar for A Shares	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166 Lujiazui East Road, Pudong New District, Shanghai
Registrar for H Shares	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

005

VII.	MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY

(Unit: RMB thousand)

	At the end of the reporting period	At the end of last year	Increase/ decrease for the end of reporting period compared to the end of last year (%)
Total assets	37,052,788	37,403,422	(0.94)
Net assets (excluding interests of minor shareholders)	26,544,676	27,241,949	(2.56)
Net assets per share (RMB/Share)	3.75	3.85	(2.60)

	Reporting period (From January to June)	Same period last year	Increase/ decrease for the reporting period compared with the same period last year (%)
Total revenue	9,491,272	9,667,978	(1.83)
Total operating expenses	10,520,345	9,682,042	8.66
Profit from operations	(975,644)	50,673	(2,025.37)
Profit before tax	(986,660)	31,806	(3,202.12)
Consolidated profit attributable to shareholders	(765,325)	4,277	(17,993.97)
Basic earnings per share (RMB/Share)	(0.1080)	0.0006	(18,100.00)
Earnings per ADS (RMB/Unit)	(5.40)	0.03	(18,100.00)
Net cash generated from operating activities	(695,486)	310,647	(323.88)
Net cash generated from operating activities per share (RMB/Share)	(0.098)	0.04	(345.00)

VIII.	DIFFERENCES IN ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

  ☐   Applicable         ☒   Not applicable

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

Chapter 3

Report of the Directors

(Including Management Discussion and Analysis)

I.	FACT SHEET OF THE COMPANY’S INDUSTRY AND PRINCIPAL ACTIVITIES DURING THE REPORTING PERIOD

(1)	Industry Fact Sheet

Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of the Medium to Long Term Plan for Railway Network Development（《中長期鐵路網規劃》）in 2004, railways in China have experienced exponential development. Currently, on the whole, the tight capacity of the Chinese railways has been alleviated, the bottle neck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. By the end of 2021, the nationwide railways in operation exceeded 150,000 kilometers; among which, the high-speed railways in operation ran over 40,000 kilometers, indicating the increasingly prominent key role of railways in the modern comprehensive transportation system.

According to the industry statistics released by the National Railway Administration, in the first half of 2022, the railways nationwide had achieved a passenger traffic volume of 0.787 billion people, representing a year-on-year decrease of 42.34%; meanwhile, the outbound freight tonnage had reached 2.481 billion tonnes, representing a year-on-year increase of 4.86%.

007

(2)	Principal Activities and Business Model

During the reporting period, as a railway transportation enterprise, the Company has primarily been operating passenger and freight transportation businesses. It has also operated the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GDR, NGR, GGR, PRDIR, MZR, SMR, MSR and GSR.

II.	ANALYSIS OF MAJOR CHANGE(S) IN THE COMPANY’S CORE COMPETITIVENESS DURING THE REPORTING PERIOD

☐	Applicable ☒ Not applicable

III.	DISCUSSION AND ANALYSIS ON THE PRINCIPAL OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2022, the operating revenue of the Company was RMB9,491 million, representing a decrease of 1.83% as compared to RMB9,668 million for the same period of last year; among which, revenue from passenger transportation, freight transportation, railway network usage and other transportation-related services, and other businesses were RMB3,128 million, RMB830 million, RMB5,096 million and RMB436 million respectively, accounting for 32.96%, 8.75%, 53.70% and 4.60% of the total revenue respectively; operating expenses amounted to RMB10,520 million, representing an increase of 8.66% as compared to RMB9,682 million for the same period of last year; loss from operations amounted to RMB976 million, turning from profit to loss on a year-on-year basis (profit from operation for the same period last year: RMB50.673 million); consolidated loss attributable to shareholders was RMB765 million, turning from profit to loss on a year-on-year basis (consolidated profit attributable to shareholders for the same period last year: RMB4.277 million).

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

(1)	Analysis of operating results

1.	Analysis of changes in items of financial statements

	(Unit: RMB thousand)
Item	Current period	Same period last year	Change (%)
Operating revenue	9,491,272	9,667,978	(1.83)
Operating expenses	10,520,345	9,682,042	8.66
Depreciation of financial assets	—	(42,504)	N/A
Other gains — net	53,429	22,233	140.31
Finance costs — net	35,885	34,745	3.28
Share of net profits of associates	24,869	15,878	56.63
Income tax expenses	(221,398)	27,469	(905.99)
Net cash flows from operating activities	(695,486)	310,647	(323.88)
Net cash flows from investing activities	(222,238)	(191,017)	N/A
Net cash flows from financing activities	497,681	(30,945)	N/A

009

2.	Analysis of Revenue

(1)	Passenger Transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains (including Guangzhou East to Chaozhou-Shantou cross-network EMU trains), long-distance trains and Hong Kong Through Trains. The table below sets forth the revenue from passenger transportation and passenger traffic volume for this period in comparison with those from the same period last year:

	Current period	Same period last year	Change (%)
Revenue from passenger transportation (RMB ten thousand)	312,831	294,094	6.37
— Guangzhou-Shenzhen inter-city trains	70,647	96,606	(26.87)
— Through Trains	—	—	—
— Long-distance trains	224,675	177,376	26.67
— Other revenues from passenger transportation	17,509	20,112	(12.94)
Passenger traffic volume (persons)	13,258,856	21,287,807	(37.72)
— Guangzhou-Shenzhen inter-city trains	4,915,256	9,063,666	(45.77)
— Through Trains	—	—	—
— Long-distance trains	8,343,600	12,224,141	(31.74)
Total passenger — kilometers (’00 million passenger-kilometers)	42.86	63.32	(32.31)

•

The increase in revenue from passenger transportation was mainly due to the following: After the commencement of operation of the Ganzhou-Shenzhen high-speed railway on 10 December 2021, the Company successively opened some pairs of cross-network long-distance EMU trains in the direction of the Ganzhou-Shenzhen high-speed railway; and from 1 April 2021, the Company actively applied to the competent authorities of the industry for the addition of some pairs of cross-network long-distance EMU trains, which contributed to the increase in revenue from long-distance trains.

•

The decrease in passenger traffic volume was mainly due to the following: During the reporting period, COVID-19 cases were reported frequently in various regions or places in China, and local governments adopted relatively strict pandemic prevention and control measures, which greatly restricted the movement of personnel across regions, thereby resulting in a significant drop in the passenger traffic volume.

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GUANGSHEN RAILWAY 2022 INTERIM REPORT

(2)	Freight Transportation

Freight transportation forms an important part of the Company’s transportation business. The table below sets forth the revenue from freight transportation and outbound freight volume for the current period as compared with the same period last year:

	Current period	Same period last year	Period- on-period increase/ decrease (%)
Revenue from freight transportation (RMB ten thousand)	83,024	99,694	(16.72)
— Revenue from freight charges	72,811	85,516	(14.86)
— Other revenue from freight transportation	10,213	14,178	(27.97)
Outbound freight volume (tonnes)	7,828,336	9,195,730	(14.87)
Full-distance volume of outbound freight traffic (’00 million tonne-kilometers)	65.79	75.85	(13.26)

•

The decrease in revenue from freight transportation and outbound freight volume were mainly due to the following: Affected by the COVID-19 pandemic and the slowdown of macroeconomic growth, during the reporting period, the outbound freight volume at each station under the management of the Company decreased, thereby resulting in a decrease in revenue from freight transportation.

011

(3)	Railway Network Usage and Other Transportation Services

Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. The table below sets forth the revenue from railway network usage and other transportation services for the current period in comparison with those of the same period last year:

	Current period	Same period last year	Period- on-period increase/ decrease (%)
Revenue from railway network usage and other transportation services (RMB ten thousand)	509,641	525,304	(2.98)
(a) Railway network usage services	163,400	183,392	(10.90)
(b) Other transportation services	346,241	341,912	1.27
— Railway operation	189,915	194,703	(2.46)
— Other services	156,326	147,209	6.19

•

The decrease in revenue from railway network usage services was mainly due to the following: Affected by the COVID-19 pandemic, the passenger delivery volume of all the trains across China dropped sharply, and the number of railway passenger trains dispatched decreased year-on-year during the reporting period, resulting in a decline in the revenue received by the Company from railway network usage services.

•	The increase in revenue from other transportation services was mainly due to the following: During the reporting period, the Company began to provide railway operation services for GSR.

(4)	Other Businesses

The Company’s other businesses mainly include train repairs, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses that are related to railway transportation. During the first half of 2022, revenue from other businesses was RMB436 million, representing a decrease of 8.54% as compared to RMB477 million for the same period last year. The decrease was mainly due to the following: Affected by the COVID-19 pandemic, the workload of the Company’s other business decreased during the reporting period, resulting in a corresponding decrease in the income therefrom.

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GUANGSHEN RAILWAY    2022 INTERIM REPORT

3.	Analysis of costs

	(Unit: RMB thousand)
Business Segment	Current period	Same period last year	Period- on-period increase/ decrease (%)
Railway business	10,034,924	9,279,435	8.14
Other businesses	485,421	402,607	20.57

Total	10,520,345	9,682,042	8.66

•

The changes in costs of principal businesses were mainly due to the following: (1) New cross-network long-distance EMU trains commenced operation, resulting in a corresponding increase in the equipment lease and service fees, material expenses, water and electricity consumption and other expenses; (2) the payment base of surcharges such as social insurance, enterprise annuity and housing provident fund increased, and the payment ratio for pension insurance increased, resulting in a corresponding increase in the payments for salaries and benefits; (3) the commencement of operation of new EMU trains and the provision of new railway operation services resulted in a corresponding increase in other transportation expenses; (4) during the reporting period, the Company vigorously reduced the number of trains, and the workload outsourced for the maintenance of equipment and buildings, resulting in a corresponding decrease in maintenance expenses; (5) the passenger and freight delivery volume of the Company decreased during the reporting period, resulting in a corresponding decrease in the passenger service fees, cargo loading and unloading fees and other expenses.

•	The increase in costs of other businesses was mainly due to the following: The workload of truck maintenance services increased, resulting in a corresponding increase in maintenance expenses.

013

4.	Expenses

				(Unit: RMB thousand)
Item	Current period	Same period last year	Period- on-period increase/ decrease (%)	Major reason(s) for the changes
Impairment of financial assets	—	(42,504)	N/A	No reversal of the loss from bad debt at the end of the reporting period.
Other gains — net	53,429	22,233	140.31	The increase in government grants.
Finance costs — net	35,885	34,745	3.28	—
Share of net profit of associates	24,869	15,878	56.63	The increase in the profit or loss from associates.
Income tax expenses	(221,398)	27,469	(905.99)	The decrease in total profit to loss.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

5.	Cash Flow

				(Unit: RMB thousand)
	Current period	Same period last year	Period- on- period increase/ decrease (%)	Major reason(s) for the changes
Net cash flows from operating activities	(695,486)	310,647	(323.88)	The significant decreases in cash received from sales of goods and provision of labor services during the reporting period due to the pandemic.
Net cash flows from investing activities	(222,238)	(191,017)	N/A	The decrease in net cash recovered from disposal of fixed assets and other long-term assets during the reporting period.
Net cash flows from financing activities	497,681	(30,945)	N/A	The application for bank credit loans during the reporting period.

(2)	Analysis of assets and liabilities

				(Unit: RMB thousand)
Item	Amount at the end of current period	Amount at the end of previous year	Changes in amount from the end of previous period to the end of current period (%)	Explanation
Cash and cash equivalents	1,079,419	1,499,462	(28.01)	The decrease in bank deposits.
Deferred tax assets	919,355	698,396	31.64	The increase in deductible loss.
Long-term deposits	220,000	160,000	37.50	The increase in term deposits of 3 years.
Trade and bill payables	3,317,280	3,112,710	6.57	The increase in bank acceptance bills.
Long-term borrowings	500,000	—	100.00	The increase in bank credit borrowings.

015

(3)	Analysis of investment positions

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests in other listed companies and non-listed financial enterprises.

1.	Significant investments in equity interests

☐  Applicable ☒  Not applicable

2.	Significant non-equity investments

☐  Applicable ☒  Not applicable

3.	Financial assets measured at fair value

At the end of the reporting period, the Company had financial assets measured at fair value and changes included in other comprehensive income with a carrying amount of RMB463,696,000. During the reporting period, there was no changes in fair value of these assets.

(4)	Disposal of major assets and equity interests

☐  Applicable ☒  Not applicable

(5)	Analysis of major holding and investee companies

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

IV.	OPERATING ENVIRONMENT AND KEY OPERATION TASKS OF THE COMPANY FOR THE SECOND HALF OF 2022

Looking forward to the second half of 2022, China’s economy is still exposed to the problems such as weakening external demand, turbulent global financial markets, frequent geopolitical conflicts, difficult internal pandemic prevention and control, insufficient market demand, and weak expectations of market players. However, under the strong leadership of the Party Central Committee and the State Council, with the optimization of the national pandemic prevention policies, the impact of the pandemic on the economy will be further weakened, the effects of a series of economy stabilizing policies will gradually appear, and market expectations and confidence will gradually recover. Therefore, it is expected that China’s economy is expected to rebound quarter by quarter in the second half of the year, and the demand of the railway passenger and freight transportation market will gradually pick up. Facing the above operating environment, the Company will thoroughly put into practice the spirit of General Secretary Xi Jinping’s important instructions on railway work, resolutely implement the decisions and tasks of the Party Central Committee and the State Council, closely focus on the Company’s annual business goals, adhere to the general tone of seeking progress while maintaining stability, efficiently coordinate pandemic prevention and control and corporate work, coordinate development and safety, and exert great efforts on pandemic prevention and control, transportation safety, business management, and party building, striving to welcome the successful convening of the party’s 20th National Congress with excellent results.

In the second half of 2022, the Company will focus on the following aspects:

(1)

Epidemic prevention and control: exerting great efforts on epidemic prevention and control and taking it as a prerequisite for completing other work, maintaining a high level of vigilance for epidemic prevention and control, strictly implementing various measures for normalized epidemic prevention and control, and creating a safe and healthy travel environment.

(2)

Transportation safety: adhering to the principle of prevention first, combining prevention and control, exerting greater efforts in strengthening safety awareness, further promoting special actions for safety rectification, continuing to deepen safety inspections, and strengthening the modernization of safety governance system and governance capacity in a strict and practical manner.

(3)

Operational management: Firstly, actively exploring the law of the passenger transport market under the condition of normalized epidemic prevention and control, and arranging the operation of trains according to changes and in response to the traffic flow, so as to ensure the maximum benefit of “plan per day ( 一 日 一 圖 )” and speed up the recovery and growth of passenger transportation; secondly, putting into practice the spirit of General Secretary Xi Jinping’s series of important instructions on railway work, actively adapting to market needs, vigorously carrying out the activity to boost the capacity of its freight transportation, innovating in the products of “road-rail operation ( 公 鐵 聯 運 )”, and promoting “Highway Transportation to Railway Transportation (公轉鐵)” to increase railway freight transportation volume; thirdly, strengthening the management of land and real estate, enhancing the efforts on the development of land assets, and striving to realize the value preservation and appreciation of assets; and fourthly, making good use of the policy on the market-based floatation of freight rates and the support policies of the governments at all levels, to actively strive for the support of various preferential policies to promote profit increase and cost reduction.

017

V.	OTHER DISCLOSURE

(1)	Potential risks

Type of risk	Description of risk	Addressing measures
Macro-economic risk	Railway transportation industry is highly related to macro-economic development conditions and may be greatly affected by macro-economic environment. If the macro-economic environment deteriorates, the Company’s operation results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro-economic conditions, to strengthen analysis and study on factors affecting railway transportation industry and be committed to achieve stability in the Company’s production and operation by adjusting the Company’s development strategy in response to market change timely.

Policy and regulatory risk	Railway transportation industry may be greatly affected by government policies and regulations. With changes in domestic and international economic environment and reform and development of railway transportation industry, corresponding adjustment may be required for relative laws and regulations and industrial policies. These changes may incur uncertainties to the Company’s business development and operation results in the future.	The Company will proactively engage in different seminars for improvement of industrial polices and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by amendments in policies and regulations and adopt a prudent approach in addressing uncertainties caused by the changes in policies and regulations.

Transportation safety risk	Transportation safety is the prerequisite and foundation for normal operation and good reputation of railway transportation industry. Bad weather, mechanical failures, human error and other force majeure may impose adverse impact on the transportation safety of the Company.	The Company will consciously accept the safety supervision of industry authorities, actively participate in regular transportation safety meetings held by competent authorities of the industry to understand the transportation safety condition of the Company, provide for and utilize the expenses for safety production, and intensify the training of safety knowledge and capabilities of its transportation personnel.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

Type of risk	Description of risk	Addressing measures
Market competition risk	Competition exists in certain markets between aviation, road and water transportation and railway transportation. In addition, with the development in railway transportation industry, a range of high-speed railways and inter-city railways has commenced operation. Internal competition within railway transportation industry also intensifies. The Company may be subject to greater competitive pressure in the future, which in turn constitutes impact on the operation results of the Company.	The Company will take proactive actions in addressing market competition by leveraging the advantages of “safe, comfortable, convenient, timely” of railway transportation, improving service facilities and enhancing service quality. In respect of freight transportation, the Company will spare great efforts to increase the efficiency, turnover rate and trip frequency of freight trains. In addition, the Company will strengthen the analysis and research on railway transportation market, and proactively apply to authorities of the industry for adding new long-distance trains in areas not covered by high-speed railways.

Financial risk	The operating activities of the Company are subject to various financial risks, such as exchange rate risk, interest risk, credit risk and liquidity risk.	The Company has established a set of managerial procedures to deal with financial risks with focus on the uncertainties of financial market, which are designated to minimize the potential adverse impact on the financial performance of the Company. For more detailed analysis, please refer to “Note 4 to the financial statements”.

(2)	Other disclosures

1.	Liquidity and source of funding

During the reporting period, the principal source of funding of the Company was revenue generated from operating activities. The funds were mainly used for operating and capital expenses, payment of taxes, etc. The Company has stable cash flow and believes that it has sufficient working capital, bank facilities and other sources of funding to meet its operation and development needs.

019

As at the end of the reporting period, the Company had bank credit borrowings of RMB500 million, the weighted average interest rate is 3.15% per annum. The Company’s capital commitments and operating commitments as of the end of the reporting period are set out in Note 15 to the financial statements.

As at the end of the reporting period, the Company had no charges nor guarantees on any of its assets, and had no entrusted deposits. The gearing ratio (calculated by the balance of liabilities as at the end of the period divided by the balance of total assets as at the end of the period) of the Company was 28.46%.

2.	Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisitions of capital assets

During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

3.	Risk of foreign exchange rate fluctuations and related hedges

The Company’s exposure to foreign exchange risks was mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities are subject to the risks of foreign exchange rate fluctuations.

The Company has not used any financial instruments to hedge its foreign exchange risks. Currently, its    foreign exchange risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

4.	Contingent liabilities

During the reporting period, the Company had no contingent liability.

5.	Explanation of changes in accounting policies and accounting estimates or rectification of significant accounting errors

During the reporting period, the Company had no changes in accounting policies and accounting estimates or rectification of significant accounting errors.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

Chapter 4

Corporate Governance

I.	SUMMARY OF CORPORATE GOVERNANCE

Since the listing of the Company in 1996, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of the affairs of the Company.    General meetings, the Board and the Supervisory Committee of the Company have clearly defined powers    and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the places of listing of the Company’s stocks relating to corporate governance of a listed company.

During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information in order to exercise its administrative functions as an industry leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC with its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties    in relation to information confidentiality and prevention of insider transactions.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and the level of governance to promote the regulated, healthy and sustainable development of the Company.

II.	SUMMARY OF GENERAL MEETINGS

Session of meeting	Date	Address of designated website for publishing resolutions	Date of disclosure	Resolutions
Annual General Meeting of 2021	16 June 2022	Website of SSE (www.sse.com.cn)	17 June 2022	All resolutions were passed
		HKExnews Website of SEHK (www.hkexnews.hk)	16 June 2022

021

III.	The Board

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they possess appropriate professional qualifications in accounting or related fields.

The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific terms of reference, and it reports to and gives advice to the Board on a regular basis.

IV.	Audit committee

Members of the audit committee were appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Frederick Ma Si-Hang (chairman of the audit committee), Mr. Tang Xiaofan and Mr. Qiu Zilong. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Tang Xiangdong, is the secretary of the audit committee.

According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.

The 2022 interim report (including the unaudited interim financial statements for the 6 months ended 30 June 2022) of the Company has been reviewed by the audit committee.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

V.	Remuneration committee

Members of the remuneration committee of the Company were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Hu Lingling, Mr. Frederick Ma Si-Hang (chairman of the remuneration committee), Mr. Tang Xiaofan and Mr. Qiu Zilong.

According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee has been provided with adequate resources from the Company to perform its duties.

VI.	Compliance with the Corporate Governance Code

During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK. Meanwhile, the Company has applied the principles set out in the Corporate Governance Code to its corporate governance structure and practices.

In order to regulate the selection and appointment of directors and senior management of the Company, optimize the structure of the Board, and improve corporate governance, the Company intended to establish a nomination committee according to the relevant rules in China and overseas and the provisions of the Articles of Association, which will be responsible for discussing and making recommendations on the candidates, selection criteria and procedures for the directors, general managers and other senior management of the Company. On 16 June 2022, the Proposal for Establishing a Nomination Committee was considered and approved at the 2021 Annual General Meeting of the Company; on 30 August 2022, the thirteenth meeting of the ninth session of the Board of Directors of the Company decided to appoint Mr. Qiu Zilong (Chairman of the Nomination Committee), Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan, Mr. Wu Yong and Mr. Hu Lingling as members of the nomination committee in accordance with the Working Rules of Nomination Committee.

023

VII.	Securities transactions by Directors, Supervisors and senior management and interests on competitive business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

VIII.	Investor relations

The secretary to the Board of the Company is in charge of information disclosure and investor relations of the Company. The Company has formulated the Working Rules of Secretary to the Board, the Management Method of Information Disclosure and the Management System for Investor Relations. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements.

The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company establishes a smooth communication channel with investors and enhances mutual trust and interaction based on good information disclosure and initiating various investor relations activities, and respects investors’ rights of knowledge and option, while insisting on rewarding its shareholders.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

(1)	Information Disclosure

Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.

In the reporting period, the Company timely completed the preparation and disclosure of its 2021 Annual Report, 2021 Report for Self-assessment on Internal Control, 2021 Social Responsibility Report and 2022 First Quarterly Report, and released various announcements and other shareholders’ documents and information disclosing in detail the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance and so forth. Moreover, the Company consistently maintained to provide in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its regular reports with a view to strengthening investors’ understanding about the operation, management, and development trends of the Company.

(2)	Ongoing Communication

On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and convey information which investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.

1.	Making the public known the investor hotline, investor relations e-mail box and the Investors’ Message section on the Company’s website, and promptly responding to investors’ enquiries.

2.	Holding performance briefings on a regular basis to actively conduct positive interactions with investors, and earnestly responding to investors’ general concerns and the questions raised on site.

3.

Investors and the public may check out information such as the Company’s basic information, rules for the Company’s corporate governance, information disclosure documents and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.

4.	The Company timely handled and replied investors’ messages through the “e-interaction” platform developed by the SSE for listed companies and investors.

025

(3)	Shareholder Return

Since its listing, the Company has always insisted on rendering returns to shareholders. Save for 2020 and 2021 when no cash dividend was declared due to the impact of the COVID-19 epidemic, the Company has distributed annual cash dividends for 24 consecutive years from 1996 to 2019, with an aggregate cash dividend amount of approximately RMB12.3 billion.

IX.	CHANGES OF DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT OF THE COMPANY

☐ Applicable    ☒  Not applicable

X.	INTERIM PLANS FOR PROFIT DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

Whether to distribute or capitalize    No

XI.	THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACTS

☐ Applicable    ☒  Not applicable

026

GUANGSHEN RAILWAY     2022 INTERIM REPORT

Chapter 5

Environmental and Social Responsibilities

I.	EXPLANATION OF ENVIRONMENTAL PROTECTION EFFORTS

(1)	Explanation of environmental protection efforts taken by companies and their substantial subsidiaries which are the key discharging units announced by the environmental protection department

The Company’s locomotive maintenance depot in Guangzhou is a key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year of 2022 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, and will strictly follow the relevant laws and regulations to fully implement the measures and requirements for ecological and environmental protection, earnestly fulfill the main responsibility for ecological and environmental protection, actively disclose environmental information through the website of the Bureau of Environmental Protection of Guangzhou Municipality, and consciously accept supervision from the society. The specific website for the environmental information disclosure of key pollutant discharge units in Guangzhou is: http://sthjj.gz.gov.cn/ zwgk/gs/zdpwdwhjxx/.

During the reporting period, the Company and its major subsidiaries were not subject to administrative penalties due to environmental issues.

(2)	Explanation on the environmental protection efforts by the companies other than the key discharging units

☐ Applicable    ☒  Not applicable

(3)	Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period

☐ Applicable    ☒  Not applicable

(4)	Relevant information conducive to protecting ecology, preventing pollution, and fulfilling environmental responsibilities

☐ Applicable    ☒  Not applicable

(5)	Measures taken to reduce carbon emissions during the reporting period and the effects thereof

☐ Applicable    ☒  Not applicable

027

II.	Particulars of consolidating and expanding the achievements of poverty alleviation and rural revitalization, etc.

☐ Applicable    ☒  Not applicable

III.	INFORMATION OF EMPLOYEES

(1)	Number of employees

As at the end of the reporting period, the Company has a total of 39,637 employees, representing a decrease of 979 employees compared with 40,616 employees as at last year’s end. The major reason for such decrease is the natural decrease due to employees reaching their retirement age.

(2)	Remuneration policy

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies. During the reporting period, the total amount of salaries and benefits paid by the Company to employees was approximately RMB3.255 billion.

The Company implements a salary distribution policy in which labor remuneration is closely linked to economic benefits, labor efficiency and personal performance, and the total amount of employees’ remunerations is closely linked to the Company’s operating efficiency. The salary distribution of employees is based on the post labor evaluation and the employee performance appraisal. That is, in the salary distribution, the basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions of different positions are evaluated as the basis to determine the basic salary standards of employees, and to determine the actual remunerations of employees based on the technical and professional level of employees and the actual labor quantity and quality evaluation, thereby giving full play to the important role of the distribution system in the Company’s incentive mechanism, and mobilizing the enthusiasm of the employees.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

(3)	Employee benefit and retirement plan

Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic old-age insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.

The employees of the Company have participated in the basic pension insurance organized and implemented by the local labor and social security authorities, determines the base based on the average monthly income of the employees in the previous year within the upper and lower limits of the basic pension insurance payment bases stipulated by the local authorities, and pays monthly pension insurance premiums to the local basic pension insurance agencies according to the specified proportions. Except for the above-mentioned contributions, the Company will no longer undertake any further payment obligations, and the corresponding expenses shall be included in the current profit or loss when incurred. There are no forfeited contributions for basic pension insurance, as all contributions are fully vested in the employees upon payment.

The employees of the Company also participate in the supplementary pension insurance organized and implemented by GRGC. The Company pays the supplementary pension insurance premiums to the GRGC on a monthly basis based on the payment bases and standards of the supplementary pension insurance stipulated by GRGC. The contributions from entities and the investment income therefrom in the individual account of the employee supplementary pension insurance shall be attributed to the individual employee according to the relevant rules. The part of the contributions of the supplementary pension insurance that is not attributed to the individual employee due to the employee’s resignation will not be used to offset the existing contributions, but will be transferred to the public account of the supplementary pension insurance fund, and then assigned to the members of the supplementary pension insurance fund after performing the approval procedures as required

(4)	Training plan

During the reporting period, the Company has 108 occupational education management personnel. A total of 508,290 persons participated in various occupational trainings, mainly including training on post standardization, adaptability and qualification and continuing education. The Company has completed 50% of annual training program with training expense of approximately RMB8.3274 million.

029

Chapter 6

Matters of Importance

I.	FULFILLMENT OF COMMITMENTS

Commitment background	Commitment type	Parties	Contents of commitment	Date and term of commitment	Execution time limit	Strict Compliance
Commitment related to initial public offerings	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes

	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes

Other commitments	Other	GRGC	GRGC leased the occupied land in the Guangzhou Pingshi section to the Company after acquiring such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became officially effective on 1 January 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRGC fora leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes

	Other	GRGC	GRGC has issued a letter of commitment to the Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

II.	NON-REGULAR APPROPRIATION OF FUND BY THE CONTROLLING SHAREHOLDERS AND OTHER RELATED PARTIES DURING THE REPORTING PERIOD

☐  Applicable    ☒  Not applicable

III.	ILLEGAL GUARANTEE

☐  Applicable    ☒  Not applicable

IV.	AUDIT OF INTERIM REPORT

☐  Applicable    ☒  Not applicable

V.	CHANGES AND HANDLING OF MATTERS INVOLVED IN NON-STANDARD AUDIT OPINION IN THE PREVIOUS YEAR’S ANNUAL REPORT

☐  Applicable    ☒  Not applicable

VI.	BANKRUPTCY AND RESTRUCTURING

☐  Applicable    ☒  Not applicable

VII.	MAJOR LITIGATION AND ARBITRATION

☐  The Company had material litigation and arbitration during the reporting period

☒  The Company did not have material litigation and arbitration during the reporting period

VIII.	ALLEGED NON-COMPLIANCE OF AND PUNISHMENT ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER AND THE RECTIFICATION THEREOF

☐  Applicable    ☒  Not applicable

IX.	EXPLANATION OF INTEGRITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD

☐  Applicable    ☒  Not applicable

031

X.	MATERIAL CONNECTED TRANSACTIONS

(1)	Connected transactions related to daily operations

To facilitate the operations of the Company, on 30 October 2019, the Company and CSRG (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 23 December 2019. GRGC is the Company’s largest shareholder which owns 37.12% of the Company’s issued share capital. CSRG is the de facto controller of GRGC. Therefore, CSRG is a connected party of the Company according to the Listing Rules.

During the reporting period, the related party transactions in relation to daily operations entered by the Company are set out in Notes 15 and 16 to the financial statements. The Company confirmed that the following transactions are connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Notes 15 and 16 to the financial statements.

With regard to the following transactions, the Company confirmed that it has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK, and has been implemented in accordance with the comprehensive service framework agreement entered into between the Company and CSRG and strictly complied with the pricing principles of the relevant transactions.

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

1.	Transactions conducted with GRGC and its subsidiaries

				(Unit: RMB thousand)
Parties	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settle according to price determined by CSRG	1,978,518
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	574,461
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	55,251
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	428,444
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	1,829,760
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Repair and maintenance services	By consultation according to full cost pricing	77,117
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	207,108
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Construction work services	Based on fixed amount approved for national railway works	13,079

033

2.	Transactions conducted with CSRG and other railway enterprises

(Unit: RMB thousand)

Parties	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	4,859
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	986,103
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	1,165,280
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Truck maintenance services	Settled according to the prices determined by CSRG	223,699
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Apartment leasing services	By consultation according to full cost pricing	374
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Other services	—	104
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	1,511,489
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Repair and maintenance services	By consultation according to full cost pricing	6,294
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	6

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

(2)	Connected transactions in relation to acquisition or disposal of assets or equity interests

☐   Applicable   ☒   Not applicable

(3)	Material connected transactions in relation to joint external investment

☐   Applicable   ☒   Not applicable

(4)	Related claims and debts

		(Unit: RMB ten thousand)
		Fund provided to related parties
Related Parties	Connected relationship	Opening balance	Addition	Closing balance
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	100	(100)	—
Zengcheng Lihua Stock Company Limited	Controlling subsidiary	1,231	—	1,231
Total		1,331	(100)	1,231
Impact of the related claim and debt on the operating results and financial position of the Company		No significant impact.

(5)	Financial business between the Company and any connected financial company, any financial company controlled by the Company and any of its related parties

☐   Applicable   ☒   Not applicable

(6)	Other material connected transactions

☐   Applicable   ☒   Not applicable

035

XI.	MATERIAL CONTRACTS AND IMPLEMENTATION

(1)	Trust, contracted businesses and leasing affairs

☐   Applicable   ☒   Not applicable

(2)	Material guarantees performed and outstanding during the reporting period

☐   Applicable   ☒   Not applicable

(3)	Other material contracts

☐   Applicable   ☒   Not applicable

XII.	EXPLANATION OF OTHER MATERIAL EVENTS

☐   Applicable   ☒   Not applicable

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GUANGSHEN RAILWAY     2022 INTERIM REPORT

Chapter 7

Changes in Shares and Particulars of Shareholders

I.	PARTICULARS OF CHANGES IN SHARE CAPITAL

(1)	Changes in shares

During the reporting period, there was no change in the Company’s total number of shares and structure of share capital.

(2)	Changes in shares with selling restrictions

☐   Applicable   ☒   Not applicable

II.	PARTICULARS OF SHAREHOLDERS

(1)	Number of shareholders:

Number of ordinary shareholders as at the end of the reporting period (number)	186,771

037

(2)	Shareholdings of the top ten shareholders and top ten holders of shares without selling restrictions as of the end of the reporting period

(Unit: share)

		Particulars of the shareholding of the top ten shareholders
	Number of shares held at the end of the period		Number of shares with selling restriction held	Share pledged, marked or frozen
Name of shareholders (full name)		Percentage (%)		Status	Number	Nature of shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (note)	1,505,507,457	21.25	—	Nil	—	Foreign legal person
Lin Naigang	124,000,000	1.75	—	Nil	—	Domestic natural person
China Construction Bank Corporation — Hua’an State-owned Enterprise Reform Theme Flexible Allocation of Hybrid Securities Investment Fund	66,957,733	0.95	—	Nil	—	Other
Li Wei	61,331,804	0.87	—	Nil	—	Domestic natural person
Taiyuan Iron and Steel (Group) Co., Ltd.	29,729,989	0.42	—	Nil	—	State-owned legal person
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	24,907,300	0.35	—	Nil	—	Other
Zhang Yanxia	24,154,900	0.34	—	Nil	—	Domestic natural person
Li Shengxi	24,020,300	0.34	—	Nil	—	Domestic natural person
Dacheng Fund — Agricultural Bank — Dacheng China Securities Financial Assets Management Scheme	21,821,500	0.31	—	Nil	—	Other

038

GUANGSHEN RAILWAY     2022 INTERIM REPORT

	Top ten holders of shares without selling restrictions
	Number of shares held without selling restrictions	Class and number of shares
Name of shareholder		Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (note)	1,505,507,457	RMB ordinary shares	88,269,158
		Overseas listed
		foreign shares	1,417,238,299
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
China Construction Bank Corporation — Hua’an State- owned Enterprise Reform Theme Flexible Allocation of Hybrid Securities Investment Fund	66,957,733	RMB ordinary shares	66,957,733
Li Wei	61,331,804	RMB ordinary shares	61,331,804
Taiyuan Iron and Steel (Group) Co., Ltd.	29,729,989	RMB ordinary shares	29,729,989
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	24,907,300	RMB ordinary shares	24,907,300
Zhang Yanxia	24,154,900	RMB ordinary shares	24,154,900
Li Shengxi	24,020,300	RMB ordinary shares	24,020,300
Dacheng Fund — Agricultural Bank — Dacheng China Securities Financial Assets Management Scheme	21,821,500	RMB ordinary shares	21,821,500
Explanation of designated repurchase account among the top ten shareholders	Nil.
Explanation on the above-mentioned shareholders’ voting rights by and on behalf of others, and abstention from voting rights	Nil.
Statement regarding the connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in the “Administrative Measures on Acquisitions of Listed Companies” (《上市公司收購管理辦法》).

Note:	HKSCC NOMINEES LIMITED represents 香港中央結算（代理人）有限公司, holding 88,269,158 A Shares and 1,417,238,299 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of top ten shareholders with selling restrictions

☐   Applicable   ☒   Not applicable

039

(3)

So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO as follows:

(Unit: Shares)

Name of shareholder	Class of Shares	Number of Shares held	Capacity	Percentage of share capital of the same class (%)	Percentage of total share capital (%)
China Railway Guangzhou Group Co., Ltd.	A share	2,629,451,300(L)	Beneficial owner	46.52(L)	37.12(L)
Pacific Asset Management Co., Ltd.	H share	168,626,000(L)	Investment manager	11.78(L)	2.38(L)
Kopernik Global Investors LLC	H share	128,977,054(L)	Investment manager	9.01(L)	1.82(L)
Pandanus Associates Inc.	H share	85,518,000(L)	Interest of controlled corporation	5.97(L)	1.21(L)

Note:	The letter ‘L’ denotes a long position.

(4)	Strategic Investors or ordinary legal person becoming top ten shareholders by way of placing of new shares

☐   Applicable ☒   Not applicable

040

GUANGSHEN RAILWAY     2022 INTERIM REPORT

III.	INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1)	Changes in shareholdings of Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐  Applicable    ☒  Not applicable

(2)	Granting of share options to Directors, Supervisors, and senior management during the reporting period

☐  Applicable    ☒  Not applicable

(3)	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES

As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) in Appendix 10 to the Listing Rules of the SEHK.

During the reporting period, none of the Company or its subsidiaries had entered into any arrangement such that the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 could obtain any right to subscribe for any shares or debentures of the Company or any other legal entities.

Other companies in which the Directors and Supervisors of the Company were directors or employees did not have interests in the shares and underlying shares of the Company that were required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

IV.	CHANGES IN LARGEST SHAREHOLDER AND DE FACTO CONTROLLER

☐  Applicable    ☒  Not applicable

041

V.	OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As of the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

VI.	PUBLIC FLOAT

As of the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

VII.	REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

During the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

VIII.	PRE-EMPTIVE RIGHT

Under the Articles and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

IX.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

During the reporting period, none of the Company or any of its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, or redeemable securities.

042

GUANGSHEN RAILWAY     2022 INTERIM REPORT

Chapter 8

Information Regarding Preference Shares

☐  Applicable    ☒  Not applicable

043

Chapter 9

Information Regarding Bonds

I.	ENTERPRISE BONDS, CORPORATE BONDS AND DEBT FINANCING INSTRUMENTS OF NON-FINANCIAL ENTERPRISES

☐  Applicable    ☒  Not applicable

II.	CONVERTIBLE CORPORATE BONDS

☐  Applicable    ☒  Not applicable

044

GUANGSHEN RAILWAY     2022 INTERIM REPORT

Chapter 10

Financial Statements

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2022

	Note	As at 30 June 2022 RMB’000 (Unaudited)	As at 31 December 2021 RMB’000 (Audited)
ASSETS
Non-current assets
Fixed assets — net	7	23,186,388	24,010,161
Right-of-use assets		3,082,174	3,116,382
Construction-in-progress	7	1,770,343	1,588,935
Prepayments for fixed assets and construction-in-progress		55,260	39,380
Goodwill		281,255	281,255
Investments in associates		250,177	225,338
Deferred tax assets		919,355	698,396
Long-term prepaid expenses		51,684	64,140
Financial assets at fair value through other comprehensive income		463,696	463,696
Long-term deposits		220,000	160,000
Long-term receivable		15,193	20,226

		30,295,525	30,667,909

Current assets
Materials and supplies		277,435	271,583
Trade receivables	8	4,992,479	4,396,174
Prepayments and other receivables		407,930	508,294
Short-term deposits		—	60,000

Cash and cash equivalents		1,079,419	1,499,462

		6,757,263	6,735,513

Total assets		37,052,788	37,403,422

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,562,657	11,562,657
Other reserves		3,356,707	3,288,655
Retained earnings		4,541,775	5,307,100

		26,544,676	27,241,949

Non-controlling interests		(37,450)	(37,513)

Total equity		26,507,226	27,204,436

045

	Note	As at 30 June 2022 RMB’000 (Unaudited)	As at 31 December 2021 RMB’000 (Audited)
LIABILITIES
Non-current liabilities
Long term borrowings	10	500,000	—
Lease liabilities		1,322,558	1,320,835
Deferred income related to government grants		55,173	56,420
Deferred tax liabilities		760,667	781,563

		2,638,398	2,158,818

Current liabilities
Trade and bill payables	11	3,317,280	3,112,710
Contract liabilities		98,327	112,442
Payables for fixed assets and construction-in-progress		2,372,668	2,776,708
Dividends payable		13,745	13,746
Income tax payable		1,186	2,597
Current portion of lease liabilities		63,820	63,249
Accruals and other payables		2,039,202	1,955,175

Other current liabilities		936	3,541

		7,907,164	8,040,168

Total liabilities		10,545,562	10,198,986

Total equity and liabilities		37,052,788	37,403,422

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

046

GUANGSHEN RAILWAY     2022 INTERIM REPORT

CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2022

For the six months ended 30 June
	Note	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
Revenue from railroad businesses
Passenger		3,128,311	2,940,944
Freight		830,240	996,939
Railway network usage and other transportation related services		5,096,404	5,253,045

		9,054,955	9,190,928

Revenue from other businesses		436,317	477,050

Total revenue	6	9,491,272	9,667,978
Operating expenses
Railroad businesses		(10,034,924)	(9,279,435)
Other businesses		(485,421)	(402,607)

Total operating expenses		(10,520,345)	(9,682,042)
Reversal of impairment on financial assets		—	42,504
Other gains — net		53,429	22,233

(Loss)/profit from operations		(975,644)	50,673
Finance costs — net		(35,885)	(34,745)
Share of net profits/(losses) of associates accounted for using the equity method		24,869	15,878

(Loss)/profit before income tax		(986,660)	31,806
Income tax credit/(expenses)	12	221,398	(27,469)

(Loss)/profit for the period		(765,262)	4,337
Other comprehensive income		—	—

Total comprehensive income for the period, net of tax		(765,262)	4,337

047

For the six months ended 30 June
	Note	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
(Loss)/profit attributable to:
Equity holders of the Company		(765,325)	4,277
Non-controlling interests		63	60

		(765,262)	4,337

Total comprehensive income attributable to:
Equity holders of the Company		(765,325)	4,277
Non-controlling interests		63	60

		(765,262)	4,337

(Loss)/earnings per share for (loss)/profit attributable to the equity holders of the Company during the period
— Basic and diluted	13	RMB(0.1080)	RMB0.0006
Dividends	14	—	—

The above condensed consolidated comprehensive income statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

048

GUANGSHEN RAILWAY     2022 INTERIM REPORT

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2022

	Attributable to equity holders of the Company
	Share capital	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2022	7,083,537	11,562,657	2,780,425	304,059	204,171	5,307,100	27,241,949	(37,513)	27,204,436
Total comprehensive income					—	—	—	—	—
Loss for the period	—	—	—	—	—	(765,325)	(765,325)	63	(765,262)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve — Safety Production Fund	—	—	—	—	68,082	—	68,082	—	68,082
Appropriation	—	—	—	—	81,168	—	81,168	—	81,168
Utilisation	—	—	—	—	(13,086)	—	(13,086)	—	(13,086)
Dividends relating to 2021	—	—	—	—	—	—	—	—	—
Others	—	—	—		(30)	—	(30)	—	(30)

Balance as at 30 June 2022	7,083,537	11,562,657	2,780,425	304,059	272,223	4,541,775	26,544,676	(37,450)	26,507,226

Balance at 1 January 2021	7,083,537	11,562,657	2,780,425	304,059	181,941	6,280,219	28,192,838	(36,669)	28,156,169
Total comprehensive income	—	—	—	—	—	4,277	4,277	60	4,337
Income for the period	—	—	—	—	—	4,277	4,277	60	4,337
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve — Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	63,562	(63,562)	—	—	—
Utilisation	—	—	—	—	(63,562)	63,562	—	—	—
Dividends relating to 2020	—	—	—	—	—	—	—	—	—

Balance as at 30 June 2021	7,083,537	11,562,657	2,780,425	304,059	181,941	6,284,496	28,197,115	(36,609)	28,160,506

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

049

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2022

	For the six months ended 30 June
	2022	2021
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Cash generated from operations	(693,513)	311,029
Income tax paid	(1,973)	(382)

Net cash (used in)/generated from operating activities	(695,486)	310,647

Cash flows from investing activities
Proceeds from disposal of fixed assets and assets classified as held for sale	12,679	93,802
Dividends received	13,121	9,802
Short-term deposits received	60,000	60,000
Increase in short-term deposits with maturities more than three months, net	—	(60,000)
Increase in long-term deposits	(60,000)	—
Payments for acquisition of fixed assets, construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables	(248,038)	(294,621)

Net cash used in investing activities	(222,238)	(191,017)

Cash flows from financing activities
Proceeds from long-term borrowing	500,000	—
Payment of borrowing interest	(2,319)	—
Payment of lease liabilities	—	(30,945)

Net cash generated from/(used) in financing activities	497,681	(30,945)

Net (decrease)/increase in cash and cash equivalents	(420,043)	88,685

Cash and cash equivalents at beginning of the period	1,499,462	1,485,232

Cash and cash equivalents at end of the period	1,079,419	1,573,917

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

050

GUANGSHEN RAILWAY     2022 INTERIM REPORT

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”). In 2017, its name was changed to Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company (the “GIDC”).

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

The principal activities of the Group are the provision of passenger and freight transportation service on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The interim condensed consolidated financial information (the “Financial Information”) were authorised for issue by the board of directors of the Company on 30 August 2022.

051

1.	GENERAL INFORMATION (continued)

The English names of all companies listed in the Financial Information are direct translations of their registered names in Chinese if no registered names in English are available.

The following is a list of the subsidiaries at 30 June 2022:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non- controlling interests (%)	Registered capital RMB’000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	100%	100%	—	2,000
Shenzhen Railway Station Passenger Services Company Limited(ii)	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	—	1,500
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”)(i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%	107,050

052

GUANGSHEN RAILWAY     2022 INTERIM REPORT

1.	GENERAL INFORMATION (continued)

(i)

According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

(ii)	The company completed liquidation and deregistration in the second quarter of 2022.

As at 30 June 2022, the non-wholly owned subsidiaries individually and in aggregate are not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries is not disclosed.

This interim condensed consolidated financial information has not been audited.

2.	BASIS OF PREPARATION

This interim condensed consolidated financial information for the six months ended 30 June 2022 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’.

The interim condensed consolidated financial information does not include all the notes of the type normally included in an annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”), the disclosure requirements of The Stock Exchange of Hong Kong Limited and any public announcements made by the Company during the interim reporting period. The interim condensed consolidated financial information have been prepared under the historical cost convention except for financial assets at fair value through other comprehensive income (“FVOCI”).

As at 30 June 2022, the Group had net current liabilities of RMB1,149,901,000 and capital expenditure contracted for but not recognised as liabilities of RMB135,936,000 (see note 15(a)). Considering the current financial position, operating plan and usable bank facilities amounting to RMB1,500,000,000 of the Group, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

053

3.	ACCOUNTING POLICIES

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2021, as described in those annual financial statements except for the adoption of new and amended standards as set out below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(a)	Amendments to IFRSs effective for the period ended 30 June 2022 do not have a material impact on the Group’s interim financial information.

(b)

The following new and amended standards that have been issued and are not effective for the period ended 30 June 2022 and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Effective for annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

054

GUANGSHEN RAILWAY     2022 INTERIM REPORT

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk, and liquidity risk.

The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2021.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

As at 30 June 2022, the Group had net current liabilities of RMB1,149,901,000 and RMB135,936,000 of capital expenditure contracted for at 30 June 2022 but not recognised as liabilities (see note 15(a)). Taking into account of the factors mentioned in note 2, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.

(c)	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs) (level 3).

055

4.	FINANCIAL RISK MANAGEMENT (continued)

(c)	Fair value estimation (continued)

As at 30 June 2022, the Group did not have any financial instruments that were measured at fair value except for FVOCI.

The following table presents the Group’s assets that are measured at fair value at 30 June 2022:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	463,696	463,696

The following table presents the Group’s assets that are measured at fair value at 31 December 2021:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	463,696	463,696

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the period. There were RMB13,121,000 gains recognised for the period ended 30 June 2022 (2021: RMB9,802,000).

Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, long-term receivable, deposits, cash and cash equivalents, trade and other payables and long-term borrowings, of which the fair values approximate their carrying amounts.

5.	ESTIMATES

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2021.

056

GUANGSHEN RAILWAY     2022 INTERIM REPORT

6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as the senior executives of the Company. Senior executives of the Company review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives of the Company assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2022 and 30 June 2021 are as follows:

	For the six months ended 30 June (unaudited)
	The Railway Transportation Business		All other segments		Elimination		Total
	2022	2021	2022	2021	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
— Railroad Businesses	9,054,956	9,190,928	—	—	—	—	9,054,956	9,190,928
— Other Businesses	399,634	426,960	83,055	94,773	(46,373)	(44,683)	436,316	477,050

Total revenue	9,454,590	9,617,888	83,055	94,773	(46,373)	(44,683)	9,491,272	9,667,978

Timing of revenue recognition
— Overtime	9,350,818	9,544,078	52,290	41,203	(46,373)	(44,683)	9,356,735	9,540,598
— At a point in time	65,430	41,151	22,078	43,598	—	—	87,508	84,749
— Lease	38,342	32,659	8,687	9,972	—	—	47,029	42,631

	9,454,590	9,617,888	83,055	94,773	(46,373)	(44,683)	9,491,272	9,667,978

Segment results	(939,875)	66,182	(46,781)	(34,376)	(4)	—	(986,660)	31,806

Finance costs — net	(35,821)	(34,642)	(64)	(103)	—	—	(35,885)	(34,745)
Share of net profits of associates	24,869	15,878	—	—	—	—	24,869	15,878
Depreciation of fixed assets	(864,297)	(862,997)	(9,595)	(2,143)	—	—	(873,892)	(865,140)
Depreciation of right–of-use assets	(28,543)	(28,425)	(5,666)	(5,666)	—	—	(34,209)	(34,090)
Amortisation of long-term prepaid expenses	(12,495)	(12,314)	(281)	(300)	—	—	(12,776)	(12,614)
Reversal of impairment of receivables	—	42,504	—	—	—	—	—	42,504

057

6.	SEGMENT INFORMATION (continued)

A reconciliation of segment result to profit for the period is provided as follows:

	For the six months ended 30 June (unaudited)
	The Railway Transportation Business		All other segments		Elimination		Total
	2022	2021	2022	2021	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment results	(939,875)	66,182	(46,781)	(34,376)	(4)	—	(986,660)	31,806
Income tax credit/(expenses)	223,953	(28,715)	(2,555)	1,246	—	—	221,398	(27,469)

(Loss)/Profit for the period	(715,922)	37,467	(49,336)	(33,130)	(4)	—	(765,262)	4,337

The segment information about the Group’s assets and liabilities as at 30 June 2022 and 31 December 2021 are as follows:

	The Railway Transportation Business		All other segments		Elimination		Total
	As at 30 June 2022	As at 31 December 2021	As at 30 June 2022	As at 31 December 2021	As at 30 June 2022	As at 31 December 2021	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Total segment assets	37,066,577	37,375,745	411,599	425,806	(425,387)	(398,129)	37,052,789	37,403,422

Total segment assets include:
Investments in associates	250,177	225,338	—	—	—	—	250,177	225,338
Additions to non-current assets (other than financial instruments, investments in associates and deferred tax assets)	253,998	1,744,117	122	662	—	—	254,120	1,744,779

Total segment liabilities	10,106,321	9,767,619	772,415	735,783	(333,174)	(304,416)	10,545,562	10,198,985

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the all of the assets are also located in the PRC.

Revenues of approximately RMB2,033,770,000 (for the six months ended 30 June 2021: RMB1,934,869,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

058

GUANGSHEN RAILWAY     2022 INTERIM REPORT

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

	Six months ended 30 June
	2022 RMB’000 (Unaudited)	2021 RMB’000 (Unaudited)
Opening net book amount as at 1 January	25,599,097	25,795,091
Additions	237,920	440,915
Disposal	(6,492)	(247,672)
Depreciation	(873,794)	(865,140)
Impairment write-off	—	322

Closing net book amount as at 30 June	24,956,731	25,123,516

As at 30 June 2022, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,922,000,000 (31 December 2021: RMB1,903,653,000) had not been obtained by the Group.

059

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS (continued)

These kind of buildings are classified as below:

	Carrying value
	As at 30 June 2022 RMB’000	As at 31 December 2021 RMB’000	Reason for delay in obtaining the ownership certificates
Certificates for buildings under application procedures	1,410,133	1,367,851

The Group commenced such application procedures with the respective authorities in China, there has been progress made and the Group’s management does not expect any major difficulties in obtaining the remaining ownership certificates.

Certain buildings located on the land of which the land use right certificates have not been obtained	46,526	47,656

According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.

Certain buildings attached to pieces of land which is held by lease	465,341	488,146

Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group.

(a)	As at 30 June 2022, fixed assets of the Group with an aggregate net book value of approximately RMB145,386,000 (31 December 2021: RMB175,184,000) had been fully depreciated but they were still in use.

060

GUANGSHEN RAILWAY     2022 INTERIM REPORT

8.	TRADE RECEIVABLES

	As at 30 June 2022 RMB’000 (Unaudited)	As at 31 December 2021 RMB’000 (Audited)
Trade receivables	5,016,230	4,419,925
Including: receivables from related parties	4,372,542	3,664,894
Less: Provision for doubtful accounts	(23,751)	(23,751)

	4,992,479	4,396,174

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows:

	As at 30 June 2022 RMB’000 (Unaudited)	As at 31 December 2021 RMB’000 (Audited)
Within 1 year	2,714,490	3,655,942
Over 1 year but within 2 years	2,111,182	762,258
Over 2 years but within 3 years	190,558	1,725
Over 3 years	—	—

	5,016,230	4,419,925

061

9.	SHARE CAPITAL

As at 30 June 2022 and 31 December 2021, the total number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share:

As at 30 June 2022 and 31 December 2021
RMB’000
Ordinary shares, issued and fully paid
— H Shares	1,431,300
— A Shares	5,652,237

7,083,537

There has been no movement of the issued and fully paid share capital during the period.

10.	LONG TERM BORROWINGS

	As at 30 June 2022 RMB’000	As at 31 December 2021 RMB’000
	(Unaudited)	(Audited)
Bank loans — Unsecured	500,000	—

Bank borrowings mature until 2025 and bear average coupons of 3.15% annually (2021: nil).

062

GUANGSHEN RAILWAY     2022 INTERIM REPORT

11.	TRADE AND BILL PAYABLES

The aging analysis of trade and bill payables was as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Within 1 year	2,476,756	2,577,337
Over 1 year but within 2 years	83,153	482,169
Over 2 years but within 3 years	654,910	20,392
Over 3 years	102,461	32,813

	3,317,280	3,112,710

12.	INCOME TAX (CREDIT)/EXPENSE

An analysis of the current period taxation charges is as follows:

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Current income tax	806	—
Deferred income tax	(222,204)	27,469

	(221,398)	27,469

063

13.	(LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share is based on the net (loss)/earnings for the six months ended 30 June 2022 attributable to shareholders of RMB(765,325,000) (2021: RMB4,277,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2021: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted (loss)/earnings per share amount is the same as the basic (loss)/earnings per share.

14.	DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2022.

In 31 March 2022, the Board of Directors declared no dividend in respect of the year ended 31 December 2021 (2020: nil), and it was approved by shareholders in the Annual General Meeting on 17 June 2022.

There was no interim dividend for the six months ended 30 June 2022 (2021: nil) proposed by the Board of Directors as at 30 August 2022.

15.	COMMITMENTS

(a)	Capital commitments

As at 30 June 2022, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Authorised but not contracted for	404,064	493,447

Contracted but not provided for	135,936	46,553

A substantial amount of these commitments is related to the reform of railway or facilities relating to the existing railway lines of the Group, which would be financed by self-generated operating cash flow.

064

GUANGSHEN RAILWAY     2022 INTERIM REPORT

16.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2022, the Group had the following material transactions undertaken with related parties:

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	1,978,518	1,466,528
Revenue collected by China State Railway Group Co., Ltd. (“CSRG”) for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	574,461	676,165
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	—	433,714

	2,552,979	2,576,407

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	55,251	34,627

	55,251	34,627

Services received and purchases made
Transportation related services
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (i)	428,444	423,008
Cost settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,829,760	1,362,088

	2,258,204	1,785,096

065

16.	RELATED PARTY TRANSACTIONS (continued)

(a)	(continued)

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Other services
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	77,117	124,615
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	207,108	262,308
Provision of construction services by Guangzhou Railway Group and its subsidiaries (v)	13,079	12,025
Others	—	1,504

	297,304	400,452

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	Based on construction amounts determined under national railway engineering guidelines.

066

GUANGSHEN RAILWAY     2022 INTERIM REPORT

16.	RELATED PARTY TRANSACTIONS (continued)

(b)	Lease — as lessee:

For the six months ended 30 June 2022, the depreciation expense of the right-of-use assets was RMB8,123,000 (for the six months ended 30 June 2021: RMB8,009,000), the interest expense of lease liabilities was RMB36,224,000 (for the six months ended 30 June 2021: RMB33,768,000), and the actual payment to Guangzhou Railway Group was RMB31,509,000 (for the six months ended 30 June 2021: RMB30,945,000).

For the six months ended 30 June 2022, the payment of short term leases related to the lease of passenger trains to Guangzhou Railway Group was RMB131,569,000 (for the six months ended 30 June 2021: RMB163,740,000).

(c)	Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB1,842,745 for the six months ended 30 June 2022 (2021: RMB3,695,602).

067

16.	RELATED PARTY TRANSACTIONS (continued)

(d)	As at 30 June 2022, the Group had the following material balances maintained with related parties:

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Trade receivables	3,170,973	2,881,069
— Guangzhou Railway Group (i)	683,792	600,042
— Subsidiaries of Guangzhou Railway Group (i)	2,487,181	2,281,027
— Associates	—	—
Less: Provision for impairment	(16,028)	(16,028)

	3,154,945	2,865,041

Prepayments and other receivables	10,175	83,808
— Guangzhou Railway Group	2,471	1,944
— Subsidiaries of Guangzhou Railway Group	7,525	81,790
— Associates	179	74
Less: Provision for impairment	(62)	(62)

	10,113	83,746

Prepayments for fixed assets and construction-in-progress	23,155	7,270
— Subsidiaries of Guangzhou Railway Group	23,155	7,270
Trade and bills payables	1,948,434	1,882,872
— Guangzhou Railway Group (i)	374,135	71,414
— Subsidiaries of Guangzhou Railway Group (ii)	1,544,481	1,730,317
— Associates	29,818	81,141
Payables for fixed assets and construction-in-progress	743,223	1,038,742
— Guangzhou Railway Group	191,835	334,313
— Subsidiaries of Guangzhou Railway Group	207,294	326,023
— Associates	344,094	378,406
Contract liabilities	1,805	4,346
— Subsidiaries of Guangzhou Railway Group	34	3,940
— Associates	1,771	406
Accruals and other payables	499,058	495,930
— Guangzhou Railway Group	12,380	8,600
— Subsidiaries of Guangzhou Railway Group (iii)	467,395	468,064
— Associates (iv)	19,283	19,266
Lease liabilities
— Guangzhou Railway Group	1,385,687	1,383,292

068

GUANGSHEN RAILWAY     2022 INTERIM REPORT

16.	RELATED PARTY TRANSACTIONS (continued)

(d)	As at 30 June 2022, the Group had the following material balances maintained with related parties: (continued)

(i)

The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)

The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at 30 June 2022, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

069

17.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both six months ended 30 June 2022 and 2021 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2021, the Group had the following material transactions undertaken with the CSRG Group:

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Provide of services and sales of goods
Transportation related services
Provision of train transportation services to CSRG Group (i)	4,859	253,180
Revenue collected by CSRG for services provided to CSRG Group (ii)	986,103	2,638,478
Revenue from railway operation service provided to CSRG Group (iii)	1,165,280	1,133,055

	2,156,242	4,024,713

Other services
Provision of repairing services for cargo trucks to CSRG Group (ii)	223,699	241,611
Provision of leasing services to CSRG Group (iv)	374	256
Others	104	442

	224,177	242,309

070

GUANGSHEN RAILWAY     2022 INTERIM REPORT

17.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (Continued)

(a)	(Continued)

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CSRG Group (i)	—	1,445
Cost settled by CSRG for services provided by CSRG Group (ii)	1,511,489	974,608

	1,511,489	976,053

Other services
Provision of repair and maintenance services by CSRG Group (iv)	6,294	—
Purchase of materials and supplies from CSRG Group (iv)	6	1,396
Provision of construction services by CSRG Group (v)	—	—

	6,300	1,396

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amounts determined under national railway engineering guidelines.

071

17.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(b)	Revenue collected and settled through the CSRG:

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
— Passenger transportation	2,953,225	2,838,440
— Freight transportation	830,240	855,162
— Luggage and parcel	41,152	69,414

	3,824,617	3,763,016

(c)	Lease — as lessee:

For the six months ended 30 June 2022, the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB928,573,000 (for the six months ended 30 June 2021: RMB324,676,000).

(d)	Balances due from/to CSRG Group:

As at 30 June 2022 and 31 December 2021, the Group had the following material balances with CSRG and its subsidiaries:

	As at 30 June 2022 RMB’000 (Unaudited)	As at 31 December 2021 RMB’000 (Audited)
Due from CSRG Group
— Trade receivables	1,201,569	783,707
— Other receivables	73,815	87,251

	1,275,384	870,958

Due to CSRG Group
— Trade payables and payables for fixed assets and construction-in-progress	180,925	114,481
— Other payables	4,503	91,737

	185,428	206,218

As at 30 June 2022, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.

072